

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 29, 2011

Gregory J. Hayes
Senior VP & Chief Financial Officer
United Technologies Corporation
One Financial Plaza
Hartford, Connecticut 06103

>   **Re: United Technologies Corporation**
>   **Form 10-K for Fiscal Year Ended December 31, 2010**
>   **Filed on February 10, 2011**
>   **File No. 001-00812**

Dear Mr. Hayes:

We have reviewed your response letter dated July 15, 2011 and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings, and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations-Segment Review, page 9

1.   Refer to your response to our prior comment one. We believe it would be very useful to investors to quantify the individual statement of operations cost captions that comprise the results of each segment. This will enable investors to know the relative impact of each cost caption on each segment's results. We believe that presenting such information in tabular form would be most useful.

Given the materiality of costs of revenues to your consolidated results, costs of revenues of each segment and changes in such costs are presumably material to each segment's results. Accordingly, we firmly believe you should analyze the change in costs of revenues for each segment that materially impacts that segment's results. We believe this segment analysis should be on a basis no less than the analysis you currently disclose for your consolidated costs of revenues, accompanied by a discussion of the underlying drivers for each segment at the appropriate level of detail. We also believe there should be a similar analysis of each segment's selling, general and administrative expenses to the extent that changes in such expenses are material to each segment's results. We believe these analyses will provide investors with the comprehensive and transparent information you strive to present in regard to the factors that materially impact the operating profit performance of each segment. In connection with the preceding, we note for all of 2010 that the Carrier segment had a negligible increase in net sales, yet operating profit increased 44%.We also note for all of 2010 for the Otis segment that net sales decreased 1% but operating profit increased 5%. These examples suggest that direct quantification and analysis of each segment's costs is warranted for a more complete understanding of each segment's results.

We also note in your response that you include in your disclosure the estimated impact of certain actions/activities on costs of revenues the effects of which are not quantifiable. In this regard, we believe you should communicate which cited actions/activities are estimated and the basis why you believe they are considered to be material drivers of your costs of revenues. This should enable investors to have a better understanding of the basis and quality of such in regard to the actions/activities cited. Please revise your disclosure for all of the foregoing as appropriate.

    You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

                                        Sincerely,

                                        Lyn Shenk
                                        Branch Chief